UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

As previously disclosed, on January 9, 2025, Mercurity Fintech Holding Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a non-U.S. investor (the “Purchaser”) for a private placement offering, providing the sale and issuance of 1,370,000 ordinary shares of the Company, par value $0.004 per share (the “New Shares”), for a total purchase price of US$8,041,900 at $5.87 per share (the “Offering”), in reliance upon the exemption provided by Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended. The Offering closed on January 16, 2025. Upon closing, the Company issued a total of 1,370,000 Ordinary Shares to the Purchaser following receipt of a total purchase price of US$8,041,900.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: January 21, 2025